nexa VOTE

Using a black ink pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10.

	For	Against	Abstain
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
5a.	☐	☐	☐
6.	☐	☐	☐
7.	☐	☐	☐
8.	☐	☐	☐
9.	☐	☐	☐
10.	☐	☐	☐

1 U P X 6 4 7 8 4 8

044300

1. Consider and approve the Company's annual accounts for the financial year ended December 31, 2024.
2. Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2024.
3. Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company for the financial year ended December 31, 2024, and (ii) to carry forward the loss for the year ended December 31, 2024.
4. Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2024, for the proper performance of their duties.
5. Elect the members of the Board of Directors of the Company:
    a) Mr. Flavio Aidar, as director until the 2026 annual general meeting of the shareholders.
6. Determine the 2025 overall remuneration of the members of the Board of Directors and ratify the 2024 overall remuneration of the members of the Board of Directors.
7. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d'entreprises agréé) of the Company for the period ending at the 2026 annual general meeting of the shareholders.
8. Renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital currently set at USD 231,924,819, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals.
9. Renew the authorization of the Board of Directors to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of new shares and instruments carried out through a public offering process.
10. Approve the amendments to article 5.8 of the articles of association of the Company to be read as set out in the agenda.

2025 Annual General Meeting and Extraordinary General Meeting Admission Ticket

2025 Annual General Meeting and Extraordinary General Meeting of Nexa Resources S.A. Shareholders

May 8, 2025, 3:00pm local time

37A Avenue J.F. Kennedy, Luxembourg L-1855 Luxembourg, Grand Duchy of Luxembourg

Upon arrival, please present this admission ticket and photo identification at the registration desk.

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Nexa Resources S.A.

This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.'s Annual General Meeting and Extraordinary General Meeting of Shareholders on May 8, 2025 or any postponement(s) or adjournment(s) thereof.

The undersigned, having read the Convening Notice and Proxy Statement, dated April 2, 2025, receipt of which is acknowledged hereby, does hereby appoint Mr. Alexandre Druta or Elvinger Hoss Prussen, société anonyme, acting through any of its representatives, including Me Karl Pardaens and Me Cristina Beniog, each acting individually and with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and Extraodinary General Meeting of Shareholders of Nexa Resources S.A. (the "Company") to be held at 3:00 p.m. Luxembourg time on May 8, 2025 at the Company's registered office at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting of Shareholders and Extraodinary General Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof.

This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" the election of each of the nominees for director and "FOR" each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders or Extraordinary General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

(Items to be voted appear on reverse side.)

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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